11023108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 5 2011
WASH, D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Carroll Blvd., Suite 201
(No. and Street)

Denton (City) Texas (State) 76201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sennett Kirk 940-566-0293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Eastup, Deaton, Tonn & Seay, P.C.
(Name – *if individual, state last, first, middle name*)

902 North Locust (Address) Denton (City) Texas (State) 76201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 9 2011
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/12

AB 9/12

OATH OR AFFIRMATION

I, Sennett Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirk Securities Corporation, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY L. HENDERSON
MY COMMISSION EXPIRES
July 30, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

JUNE 30, 2011

HANKINS, EASTUP, DEATON TONN & SEAY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

JUNE 30, 2011

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977
TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

We have audited the accompanying statement of financial condition of Kirk Securities Corporation as of June 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation at June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hankins, Eastup, Deaton, Tonn + Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 22, 2011

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS

Cash and cash equivalents		$ 298,943
Due from clearing broker		5,304
Securities owned:		
Marketable, at market value		298,239
Federal income tax receivable		11,473
Prepaid expenses		746
Property and equipment - at cost:		
Furniture and equipment	$ 13,983	
Less: accumulated depreciation	(13,192)	
Property and equipment - net		791
Membership		3,500
Total		$ 618,996

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payroll taxes payable		$ 1,799
Deferred income taxes		16,670
Total Liabilities		18,469
Stockholders' Equity:		
Common stock - authorized 10,000 shares at $1.00 par value each; issued and outstanding 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	487,548	
Total Stockholders' Equity		600,527
Total		$ 618,996

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2011

Revenues:		
Commissions		$ 99,296
Gain on investment securities		61,870
Dividends		9,093
Oil and gas sales		1,674
Gain on sale of property and equipment		3,640
Total Revenues		175,573
Expenses:		
Salaries	$ 72,110	
Consulting fees	2,400	
Quotation expenses	9,055	
Oil and gas operating expenses	555	
Rent	17,013	
Telephone	4,795	
Depreciation	407	
Commissions	230	
Professional fees	5,800	
Books and subscriptions	2,872	
Dues and memberships	7,117	
Donations	500	
Postage	1,964	
Supplies	2,329	
Insurance	4,952	
Copy expense	621	
Taxes	6,040	
Advertising	3,669	
Miscellaneous	3,622	
Computer expense	493	
Education and training	112	
Travel and entertainment	1,248	
Total Expenses		147,904
Income before income taxes		27,669
Federal income tax provision (benefit)		
Current	(5,234)	
Deferred	9,163	
Total Federal income tax provision (benefit)		3,929
Net Income		$ 23,740
Earnings Per Share		$ 8.63

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2010	$2,750	$110,229	$463,808
Net income (loss)			23,740
Balance, June 30, 2011	$2,750	$110,229	$487,548

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2011

Cash Flows From Operating Activities:		
Net income	$ 23,740	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	407	
(Gain) on investment securities	(61,871)	
(Decrease) in due from clearing broker	1,052	
Increase in deferred income taxes	9,163	
(Decrease) in Federal income tax payable	(3,662)	
(Increase) in Federal income tax receivable	(11,473)	
Decrease in prepaid expenses	299	
(Decrease) in accounts payable - trade	(68)	
(Decrease) in payroll taxes payable	(15,485)	
(Gain) on sale of property and equipment	(3,640)	
Net cash used by operating activities		$ (61,538)
Cash Flows From Investing Activities:		
Inflows		
Sale of property and equipment	3,640	
	3,640	
Net cash provided by investing activities		3,640
Net Decrease in Cash and Cash Equivalents		(57,898)
Cash and Cash Equivalents, July 1, 2010		356,841
Cash and Cash Equivalents, June 30, 2011		$ 298,943

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 9,902
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas Corporation and serves customers primarily in the Denton County, Texas area.

2. Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

The Company is engaged in a single line of business, primarily in the brokerage and investment advisory business.

Securities transactions, along with related income and expenses, are recorded on a trade date basis.

The amount due from clearing broker represents commissions earned but paid the following month. No allowance for uncollectible amounts has been recorded as management considers all amounts due fully collectible.

Furniture and equipment are stated at cost. Oil and gas properties are stated at cost using the full cost method of accounting.

Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

For purposes of the statement of cash flows, the Company considers bank checking accounts and mutual fund money market accounts to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Securities Owned and Fair Value Measurement

The Company's securities owned consists of securities, primarily common stocks, which are readily marketable and traded on national exchanges.

The Company's securities owned are valued at fair value on a recurring basis. The fair values of securities owned are measured based on quoted prices (unadjusted) in active markets for identical assets the company has the ability to access (Level 1 inputs). The Company recorded an unrealized gain of $61,871 on securities owned which are held at year end.

The cost of securities owned is $182,205. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

4. Income Taxes

The net deferred income tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$16,670
Deferred tax asset	0
Net deferred tax liability	$16,670

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, and differences relating to the valuation of investment securities.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $557,066, which was $457,066 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .00323 to 1.

6. Operating Leases

The Company leases its office space under a noncancellable lease that expires in April 2012. The lease can be extended by the Company for two additional one-year periods with a 3% increase in rent each renewal. The lease requires current monthly rental payments of $1,449. Rental expense related to this lease for the year ended June 30, 2011 was $17,013.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2012	$13,041
Total	$13,041

7. Concentrations

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

The Company's securities owned portfolio consists of six issues. The value of each individual position ranges from $27,860 to $85,365.

8. Subsequent Events

The Company has evaluated subsequent events through August 22, 2011, the date which the financial statements were available to be issued.

KIRK SECURITIES CORPORATION

Schedule 1

COMPUTATION OF NET CAPITAL
JUNE 30, 2011

Capital:		
Stockholders' equity		$ 600,527
Add deferred income taxes		16,670
Total		617,197
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 746	
Fixed assets - net	791	
Membership	3,500	
Total Non-liquid assets		5,037
Haircuts - Investment securities		55,094
Total Deductions		60,131
Net Capital		557,066
Required Net Capital		100,000
Excess Net Capital		$ 457,066
Aggregate Indebtedness		$ 1,799
Ratio of Aggregate Indebtedness to Net Capital		.00323 to 1
Excess Net Capital at 1000%		$ 556,886

Note: There were no material differences between the above Computation and the Company's Computation.

KIRK SECURITIES CORPORATION

Schedule 2

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR THE YEAR ENDED JUNE 30, 2011

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (B); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977
TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements of Kirk Securities Corporation (the Company), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 22, 2011